Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105

September 26, 2016

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:       Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-16-001945 (File No.: 333-74295)

 Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendment to the Registration Statement filed on Form 485BPOS on September 26, 2016 (the "Registration Statement") for Wells Fargo Funds Trust (the "Trust") (Accession Number: 0001081400-16-001945).

The filing of Form 485BPOS for the Trust mistakenly listed an incorrect effective date on the wrapper. We will be replacing the above-referenced Post-Effective Amendment (Accession Number: 0001081400-16-001945) on September 26, 2016.

 Please direct all inquiries to Brian Montana at 617-210-3662.

Very truly yours,
\s\ Brian Montana
Brian Montana